ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A

AMENDED 12/05/2001

Listed below are the series of The Calvert Fund that are entitled to receive administrative services from Calvert Administrative Services Company, Inc. ("CASC") under the Administrative Services Agreement dated March 1, 1999, and which will pay annual fees to CASC pursuant to the Agreement.

Calvert Income Fund

Class A 0.30%

Class B 0.30%

Class C 0.30%

Class I 0.10%

Calvert New Vision Small Cap Fund

Class A 0.25%

Class B 0.25%

Class C 0.25%

Class I 0.10%

Calvert Short Duration Income Fund

Class A 0.30%

Class B N/A

Class C N/A

Class I N/A

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets. The liability to pay for services under the Agreement arises at the time a class commences operations, absent waivers.